Exhibit 1

Royal Olympic Cruise Line Files Extension Application

Piraeus, Greece, June 2, 2004 – Royal Olympic Cruise Lines (NASDAQ: ROCLF) today announced that it has filed a request with the Securities and Exchange Commission for an extension for filing the company 20F for 2003.

As previously reported some of the Company’s subsidiaries are under Section 45 protection in Greece (which is similar to the United States’ Chapter 11).  The Company has until 28 August 2004 to develop a restructuring plan acceptable to its lenders, after which the legal protection of Section 45 will expire. At this time, the Company has not obtained the financing necessary for it to continue in operation. Discussions with the Company’s lenders are ongoing. However, the Company can offer no assurance that these discussions will be successful.

For further information please contact:

James R. Lawrence

Tel: 203 406 0106